Exhibit 7.1

	Fiscal Year Ended August 31,
	1999		2000		2001		2002		2003
(Dollars in Thousands, Except Ratios)	(Unaudited)
Income:
Income (loss) before income taxes and non-controlling interest	$(8,142)		$7,471		$(9,342)		$(4,436)		$6,543

Fixed Charges:
Interest expense, net	$23,811		$17,375		$13,366		$10,714		$8,941
Deferred finance amortization	578		520		354		357		774

Total Fixed Charges	$24,389		$17,895		$13,720		$11,071		$9,715

Income plus fixed charges	$16,247		$25,366		$4,378		$6,635		$16,258

Ratio of income to fixed charges	.67	x	1.42	x	.32	x	.60	x	1.67	x